	FEDERAL INSURANCE COMPANY

	Endorsement No:	8

	Bond Number:	82071549
NAME OF ASSURED: UNIFIED SERIES TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

1492 Small Cap Core Alpha Fund fka 1492 Small Cap Growth Fund

Appleseed Fund

Auer Growth Fund

Crawford Dividend Growth Fund

Crawford Dividend Opportunity Fund

Crawford Dividend Yield Fund

Dean Mid Cap Value Fund

Dean Small Cap Value Fund

Fci Bond Fund

Iron Strategic Income Fund

Martin Focused Value Fund

Roosevelt Multi-Cap Fund

Symons Value Institutional Fund

Spouting Rock/Convex Dynamic Global Macro Fund

Toreador Core Fund

This Endorsement applies to loss discovered after 12:01 a.m. on March 20, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2015

By
Authorized Representative

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1